Clifton Star Resources, Inc.

Recommends Shareholders Vote to Support Current Management And Disregard Materials Presented by Dissident Shareholders

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 12/21/09) - Clifton Star Resources, Inc. (TSX-V:CFO - News)(Frankfurt:C3T - News) wishes to update its shareholders following the decision by the Board of Directors to reschedule the Company's Annual and Special Meeting from Dec. 14th to Dec. 30th at 505 Burrard St. 7th Floor at 10 am PST. It strongly recommends that those shareholders that have not voted their proxies in favor of management do so and disregard the Non-Management slate proposed by Mineralfields Fund Management.

Clifton Star advises that Mineralfields proposed changes are not in the best interest of the shareholders and in fact are self-serving as evidenced by an Investor Agreement they have demanded be signed by the current board. Provisions within this document would allow Mineralfields to have a right of first refusal on all financings which appear to be in perpetuity, would give them a lengthy 20 days to respond to any financings and would retain these rights including entitlement to a majority board until their share position falls below 10%. Moreover, their demands could trigger the application of change of control provisions in several agreements which could require the Company to pay-out substantial amounts. All these clauses would shackle the board in it future dealings. This would amount to a takeover of the Company and holding it hostage without compensating the other shareholders. At the same time they have signaled their desire in filings on Sedar to dispose of a substantial portion of their holdings.

Mineralfields is acting as if it is a majority shareholder; it has consistently demanded selective and privileged documents and information which the board in its' fiduciary responsibility cannot disclose until it is ready to filed on Sedar.

The Non-Management appointees have no equity interest, offer no vision or concrete proposals and in some cases have never met the Mineralfields officers. Not people you can rely on to manage and move the Company forward.

On the other hand, the current board composed of a dedicated technical, financial, and legal team has forged agreements and developed trusting relationships with the optionors of its valuable main asset- the Duparquet Gold Project in Quebec culminating in a Joint Venture agreement worth $107 million with Osisko Mining, a company with a trained and experienced staff eager to develop the property to its fullest potential.

We understand this is the first time that Mineralfields has attempted to seize control of a company running counter to all claims made on its website and advertisements. Issuers beware! It could happen to you.

We look forward to serving the best interests of all shareholders in the coming year and we appreciate and thank you for your support.

The news release may contain forward looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

On behalf of the Board,

Harry Miller, President

Neither the TSX-Venture Exchange nor its Regulatory Service Provider (as the term is defined in the in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of this release.

Contact:

Clifton Star Resources, Inc.

Harry Miller

President

425-453-0355

hmiller@cliftonstarresources.com

www.cliftonstarresources.com